Geoffrey T. Chalmers, Esq.
Attorney at Law

33 Broad Street
Suite 1100
Boston, MA 02109

Tel (617) 523-1960
Fax (617) 227-3709
e-mail chalm@worldnet.att.net

January 19, 2007

BY FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: John D. Reynolds, Assistant Director

Re: WFG Real Estate Income Fund, LLC - Offering Statement on Form 1-A
File No. 24-10163

Dear Mr. Reynolds:

On behalf of the Issuer, WFG Real Estate Income Fund, LLC, we hereby respond to your comment letter of December 14, 2006 in the same sequence in which your comments are noted.

On behalf of the Issuer, we also re-submit the following documents, marked to show changes from the original filing.

1. Form 1-A
2. Preliminary Offering Circular – Offering Model B; and
3. Cross Reference Sheet

Responses to your comments.

1. Part 1 Notification: Revised. See Part 1 Notification, Item 1(g).

2. Agreements or arrangements between the Fund and the Manager. See "Management Compensation" – Agreements Between the Manager and Fund.

3. Item 102 Regulation S-B: The Fund does not currently own any plants or property. See "Risk Factors"

4. Form S-11 – Item 13(1): See "Business of the Fund"
   Item 13(2): See "Business of the Fund"
   Item 13(3): See "Risk Factors"

Item 13(4): See "Risk Factors"
Item 13(5): See "Business of the Fund"
Item 13(6): See "Business of the Fund"
Item 13(7): There are no other material policies with respect to real estate investment.

5.   Form S-11 – Item 14(a): The Fund does not own any real property and does not intend to acquire any real property before sufficient Units have been sold to make such acquisition. See "Risk Factors" – Risks Relating to Fund Operations - Financing.

Item 14(b) - (e): Not Applicable. See response to Item 14(a) above.

6.   Form S-11 – Item 15(a)- (h): Not Applicable. See Response to Item 14(a) above.

7.   Disclosure Required by Industry Guide 5.

1. Cover Page
    1(A)- (D): Disclosures Made. See "Cover Page"

2. Suitability Standards
    A (i-viii): Revised. See "Who Should Invest"

3. Summary of the Partnership and Use of Proceeds
    A. Revised. See "Summary of the Offering"
    B. Revised. See "Use of Proceeds"

4. Compensation and Fees to the Partnership and Affiliates
    A. Revised. See "Management Compensation"
    B. Revised. See "Management Compensation"
    C. Revised. See "Allocations and Distributions" – Member Distribution

5. Conflicts of Interest
    A. (i-viii). Disclosed. See "Conflict of Interest"
    B. Disclosed. See "Management Compensation"

6. Fiduciary Responsibility of the Manager
    A. Disclosed. See "Conflict of Interest"
    B. Disclosed. See "Operating Agreement" – Section 4.8, Duty of Care; Indemnification

7. Risk Factors
    A. Disclosed. See "Risk Factors"

B (i) – (v). Disclosed. See "Federal Income Tax Considerations"
C.(i) – (vi). Disclosed. See "Risk Factors"
D. Disclosed. See "Risk Factors"

8. *Prior Performance of the Manager and Affiliates.* See. "Risk Factors"

9. *Management*
   A. Disclosed. See "Use of Proceeds"
   B. Disclosed. See "Management"
   C. Disclosed. See "Management"
   D. Not applicable. See 8 above, Prior Performance of the Manager and Affiliates. See also "Management"

10. *Investment Objectives and Policies of the Fund*
   A. Disclosed. See "Business of the Fund"
   B. Disclosed. See "Business of the Fund"
   C. Disclosed. See "Business of the Fund"

11. *Description or Real Estate Investment*
   A. Disclosed. See "Risk Factors"
   B. Disclosed. See "Use of Proceeds"

12. *Federal Taxes*

   A. Disclosed. See "Federal Income Tax Considerations"

13. *Glossary.* Not applicable

14. *Summary of Operating Agreement.* Disclosed. See "Summary of the Operating Agreement"

15. *Reports to Member.* Disclosed. See "Reports to Members"

16. *The Offering – Description of the Units.* See "The Offering"

17. *Redemption.* See "Redemptions"

18. *Plan of Distribution.* Disclosed. See "Plan of Distribution"

19. *Summary of Promotional Material.* Disclosed. See "Summary of Promotional and Sales Material"

8. Commission Release 33-6900. We believe that the Preliminary Offering Circular language now meets the requirements of Commission Release 33-6900 in that it is clear, concise and understandable.

9. Prior Disclosure. Revised. See "The Offering"

10. "All or none"; "minimum-maximum"; "any or all basis", etc. Revised. See "Cover Page"; Plan of Distribution"; "Summary of the Offering"; "Risk Factors"; "Use of Proceeds"; and Summary of Promotional and Sales Material"

11. Raike Real Estate Management, Inc. and broker-dealer registration: Raike Real Estate Management, Inc. has been inactive since its inception. Its sole purpose is to act as Manager of WFG Real Estate Income Fund, LLC. As such it is not required to register as a broker-dealer as it is not in the business of selling securities.

12. WoodStock Financial Group, Inc. Involvement in offering. William J. Raike has decided that WFG Real Estate Income Fund, LLC will conduct its offering directly without the involvement of Woodstock Financial Group, Inc. or any other NASD registered broker dealer. No NASD registered broker dealer will receive any compensation for making sales of LLC interests. Disclosed. See "Plan of Distribution."

13. WFG Real Estate Income Fund, LLC – contract with broker-dealers. None. Disclosed. See "Plan of Distribution"

14. Sales agency agreement. None. Disclosed. See "Management Compensation"

15. Tax consequences – opinion of counsel. See Form 1-A Exhibit 1.

16. Legality of securities – opinion of counsel. See Form 1-A Exhibit 1.

17. Signature page. Revised. See "Signature Page"

18. Issuer's financial statements. The financial statements of WFG Real Estate Income Fund, LLC are omitted because it has not yet been capitalized, has no operations and has no (or minimal) assets and liabilities.

Should you need anything further please contact me at (617) 523-1960.

Sincerely,

Geoffrey T. Chalmers, Esq.

cc: William J. Raike